Exhibit 99.2

PRESS RELEASE

Immatics Announces First Quarter 2021

Financial Results and Business Update

•	Data update for ongoing ACTengine® IMA200 clinical trial series demonstrated first anti-tumor activity in heavily pre-treated solid cancer patients during early phases of dose escalation

•	Next ACTengine® data update for dose levels 2 and 3 on track for H2 2021

•	Preclinical proof-of-concept for second TCR Bispecifics (TCER®) program IMA402 against the frequently expressed cancer target PRAME announced

•	Cash and cash equivalents as well as other financial assets of $254.0 million (€216.7 million1) as of March 31, 2021 provide cash reach into 2023

Tuebingen, Germany and Houston, TX, May 18, 2021 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, today reported financial results and provided a business update for the quarter ended March 31, 2021.

“In the first quarter of 2021, we reported first anti-tumor activity at the initial dose levels of our ACTengine® IMA200 clinical trial series which indicates the potential of our engineered Adoptive Cell Therapy approach. We continue to scale up enrollment by initiating additional trial sites in the US and Europe – and now look forward to treating patients at target dose levels and provide a next update in the second half of 2021,” said Harpreet Singh, Ph.D., CEO of Immatics. “In addition, we are on track with our first clinical trial application for TCER® towards the end of this year. By engaging two therapeutic modalities, Adoptive Cell Therapy and TCR Bispecifics, we are aiming to address a broad cancer patient population with an urgent need for new therapeutic options.”

First Quarter 2021 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•

ACTengine® IMA200 series - Immatics provided a clinical data update from three ongoing ACTengine® Phase 1 trials for its engineered Adoptive Cell Therapy approach (also known as TCR-T) in March. The combined data readout during early phases of dose escalation for the ACTengine® programs, IMA201, IMA202 and IMA203, indicated first anti-tumor activity with tumor shrinkage observed in 8 out of 10 patients including one unconfirmed partial response as of data cut-off. This was consistent with the observed robust engraftment, persistence and tumor infiltration of infused ACTengine® T cells. Overall, the product candidates demonstrated a manageable safety and tolerability profile.

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•

The ACTengine® trials continue to recruit according to plan with eight trial sites active in both Europe and the US. A data update is expected in H2 2021 with additional patients being treated, including initial data from patients treated at the target dose.

•

The fourth program of the ACTengine® IMA200 series, IMA204, is directed at the novel tumor stroma target COL6A3 exon 6 expressed in a large variety of solid cancers. IMA204 is utilizing a next-generation CD8-independent T cell receptor. Following a scientific advice meeting[2] with Paul-Ehrlich-Institute (PEI) in May, the Federal German regulatory authority, submission of a clinical trial application (CTA) remains on track for Q4 2021.

TCR Bispecifics Programs

•

IMA402 – Immatics provided preclinical proof-of-concept data for its second TCER® program, IMA402, at the Annual PEGS Boston Protein Engineering and Cell Therapy Summit in May. The IMA402 candidate targets an Immatics-validated peptide derived from PRAME, a protein that is frequently expressed in many solid cancers, thereby supporting the program’s potential to address a broad cancer patient population. IMA402 demonstrated tumor cell killing in vitro and lead to consistent tumor reduction including complete regression of established tumors in an in vivo mouse model. Immatics has selected a clinical lead candidate for the IMA402 program and initiated manufacturing activities to advance this program towards the Investigational New Drug (IND) stage and clinical development.

•

The company’s first TCER® program, IMA401 remains on track for submission of a clinical trial application (CTA) by year end 2021. The company had announced preclinical proof-of-concept data for IMA401 in last quarter of 2020.

First Quarter 2021 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €216.7 million ($254.0 million1) as of March 31, 2021. compared to €232.0 million ($272.0 million1) as of December 31, 2020.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €7.4 million ($8.7 million1) for the three months ended March 31, 2021, compared to €7.0 million ($8.2 million1) for the three months ended March 31, 2020.

Research and Development Expenses: R&D expenses were €23.0 million ($27.0 million1) for the three months ended March 31, 2021, compared to €12.2 million ($14.4 million1) for the three months ended March 31, 2020. The increase is mainly due to increased share-based compensation (€4.5 million; $5.3 million1) as well as higher operating expenses due to increased clinical and manufacturing activities.

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General and Administrative Expenses: G&A expenses were €8.4 million ($9.9 million1) for the three months ended March 31, 2021, compared to €6.2 million ($7.3 million1) for the three months ended March 31, 2020. The increase is mainly due to increased share-based compensation (€3.1 million; $3.7 million1), partly offset by one-time transaction costs of the NASDAQ listing in connection with the ARYA merger in July 2020.

Net Loss: Net loss was €21.6 million ($25.3 million1) for the three months ended March 31, 2021, compared to €8.6 million ($10.1 million1) for the three months ended March 31, 2020.

Upcoming Investor Conferences

•	Jefferies Virtual Healthcare Conference – June 1-3, 2021

•	Goldman Sachs 42nd Annual Global Healthcare Conference – June 8-11, 2021

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

Full financial statements can be found in the current report on Form 6-K filed with the Securities and Exchange Commission (SEC) and published on the SEC website under https://www.sec.gov/.

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of March 31, 2021 (1 EUR = 1.1725 USD).

[2]	Equivalent to a pre-IND meeting at FDA.

About ACTengine® IMA200 series

Each of the product candidates of the IMA200 series is based on Immatics’ proprietary ACTengine® approach in which the patient’s own T cells are genetically engineered to express a novel, proprietary TCR directed against a defined cancer target. The modified T cells are then reinfused into the patient to attack the tumor, an approach also known as TCR-T. ACTengine® programs IMA201, IMA202 and IMA203 are currently in clinical development for the treatment of solid tumor indications, both in the US and in Germany. All ACTengine® product candidates can be rapidly manufactured utilizing a proprietary manufacturing process designed to enhance T cell engraftment and persistence in vivo.

The ACTengine® T cell products are manufactured at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in collaboration with UTHealth and co-funded by the Cancer Prevention and Research Institute of Texas (CPRIT).

About TCER®

Immatics’ TCER® molecules are antibody-like “off-the-shelf” biologics that leverage the body’s immune system by redirecting and activating T cells towards cancer cells expressing a specific tumor target. To do so, the proprietary biologics are engineered to have two binding regions. The

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first region contains an affinity- and stability-improved TCR that binds specifically to the cancer target on the cell surface presented by a human leukocyte antigen (HLA) molecule. The second region is derived from an antibody domain that recruits endogenous T cells to the tumor to become activated. The design of the TCER® molecules enables the activation of any T cell in the body to attack the tumor, regardless of the T cells’ intrinsic specificity. In addition, the TCER® molecule has a Fc-part conferring stability, half-life extension and enhanced manufacturability.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For Media Inquiries	Investor Relations Contact

Jacob Verghese or Stephanie May	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646 378 2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

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Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	March 31, 2021	December 31, 2020
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	195,333	207,530
Other financial assets	21,322	24,448
Accounts receivable	575	1,250
Other current assets	4,766	5,763

Total current assets	221,996	238,991
Non-current assets
Property, plant and equipment	7,981	7,868
Intangible assets	920	914
Right-of-use assets	6,286	6,149
Other non-current assets	589	724

Total non-current assets	15,776	15,655

Total assets	237,772	254,646

Liabilities and shareholders’ deficit
Current liabilities
Provisions	971	51
Accounts payable	10,304	10,052
Deferred revenue	53,334	46,600
Lease liabilities	1,978	1,881
Other current liabilities	1,416	2.025

Total current liabilities	68,003	60,609
Non-current liabilities
Deferred revenue	71,707	85,475
Lease liabilities	4,375	4,306

Total non-current liabilities	76,082	89,781
Shareholders’ equity
Share capital	629	629
Share premium	581,643	573,339
Accumulated deficit	(483,851)	(462,253)
Other reserves	(4,734)	(7,459)

Total shareholders’ equity	93,687	104,256

Total liabilities and shareholders’ equity	237,772	254,646

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Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended March 31,
	2021	2020
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	7,403	7,040
Research and development expenses	(23,049)	(12,246)
General and administrative expenses	(8,431)	(6,188)
Other income	239	113

Operating result	(23,838)	(11,281)
Financial income	3,464	2,730
Financial expenses	(1,224)	(29)

Financial result	2,240	2,701

Loss before taxes	(21,598)	(8,580)
Taxes on income	—	—

Net loss	(21,598)	(8,580)
Attributable to:
Equity holders of the parent	(21,598)	(8,306)
Non-controlling interest	—	(274)

Net loss	(21,598)	(8,580)

Net loss per share—basic and diluted	(0.34)	(0.25)
Weighted average shares outstanding—basic and diluted	62,908,791	33,093,838

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Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended March 31,
	Notes	2021	2020
		(Euros in thousands)
Net Loss		(21,598)	(8,580)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		—	—
Currency translation differences from foreign operations		2,725	(692)

Total comprehensive loss for the period		(18,873)	(9,272)
Attributable to:
Equity holders of the parent		(18,873)	(8,998)
Non-controlling interest		—	(274)

Total comprehensive loss for the period		(18,873)	(9,272)

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Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2021	2020
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(21,598)	(8,580)
Adjustments for:
Interest income	(49)	(319)
Depreciation and amortization	1,094	1,048
Interest expense	70	28
Equity settled share-based payment	8,304	39
MD Anderson compensation expense	—	37
(Decrease) Increase in other liabilities resulting from share appreciation rights	—	689
Net foreign exchange differences	318	(786)
Changes in working capital
Decrease (increase) in accounts receivable	676	625
(Increase) decrease in other assets	1,207	(372)
Increase in accounts payable and other current liabilities	(6,645)	(3,990)
Interest received	36	159
Interest paid	(70)	(28)

Net cash provided by/(used in) operating activities	(16,657)	(11,450)

Cash flows from investing activities
Payments for property, plant and equipment	(565)	(2,382)
Cash paid for investments classified in Other financial assets	(21,322)	(32,859)
Cash received from maturity of investments classified in Other financial assets	24,448	16,023
Payments for intangible assets	(6)	(5)
Proceeds from disposal of property, plant and equipment	4	—

Net cash provided by/(used in) investing activities	2,559	(19,223)

Cash flows from financing activities
Payments for leases	(482)	(611)

Net cash provided by/(used in) financing activities	(482)	(611)

Net decrease in cash and cash equivalents	(14,580)	(31,284)

Cash and cash equivalents at beginning of period	207,530	103,353

Effects of exchange rate changes on cash and cash equivalents	2,383	133

Cash and cash equivalents at end of period	195,333	72,202

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Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	(692)	(692)	—	(692)
Net loss	—	—	(8,306)	—	(8,306)	(274)	(8,580)
Comprehensive loss for the year	—	—	(8,306)	(692)	(8,998)	(274)	(9,272)
Equity-settled tandem awards	—	39	—	—	39	—	39
MD Anderson milestone compensation expense	—	—	—	—	—	37	37

Balance as of March 31, 2020	1,164	190,984	(241,500)	(1,462)	(50,814)	783	(50,031)

Balance as of January 1, 2021	629	573,339	(462,253)	(7,459)	104,256	—	104,256
Other comprehensive loss	—	—	—	2,725	2,725	—	2,725
Net loss	—	—	(21,598)	—	(21,598)	—	(21,598)
Comprehensive loss for the year	—	—	(21,598)	2,725	(18,873)		(18,873)
Equity-settled share-based compensation	—	8,304	—	—	8,304	—	8,304

Balance as of March 31, 2021	629	581,643	(483,851)	(4,734)	93,687	—	93,687

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